

June 25, 2025

David Davis
Chief Executive Officer
Spirit Aviation Holdings, Inc.
1731 Radiant Drive
Dania Beach, FL 33004

      **Re:**  **Spirit Aviation Holdings, Inc.**
            **Draft Registration Statement on Form S-1**
            **Submitted June 13, 2025**
            **CIK No. 0001498710**

Dear David Davis:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation

cc:     Chris Van Buren